UNITED STATES SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of October 2020

(Commission File.  No. 000-30718).

SIERRA WIRELESS, INC.
(Translation of registrant’s name in English)

13811 Wireless Way
Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	☐	40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:	☐	No:	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:	☐	No:	☒

Sierra Wireless Announces World’s First Multi-Network 5G Vehicle Router

AirLink® MG90 5G ensures secure, always-on, high-performance mobile connectivity for mission-critical first responder, field service and transit applications

VANCOUVER, British Columbia--(BUSINESS WIRE)--October 19, 2020--Sierra Wireless (NASDAQ: SWIR) (TSX: SW), the leading IoT solutions provider that combines devices, network services and software to unlock value in the connected economy, today announced availability of the AirLink® MG90 5G platform, the industry’s first multi-network 5G vehicle networking solution that provides secure, always-on mobile connectivity for mission-critical first responder, field service and transit applications. Purpose-built for demanding high-speed multi-network vehicle needs, the AirLink MG90 5G delivers the best-in-class user experience, performance and reliability that the top public safety agencies rely on to ensure safety and save lives.

The MG90 5G allows users to leverage the existing 4G infrastructure and automatically connect to 5G networks as they become available regionally. Sierra Wireless is partnering with carriers to ensure the success of the 5G ecosystem and working with them on certifications as they roll out 5G networks.

Tom Mueller, Vice President, Product, Enterprise Networking, Sierra Wireless, said: “Our customers are excited about the new capabilities that 5G will enable, and Sierra Wireless will support this market with a full portfolio of products. With the AirLink MG90 5G, Sierra Wireless has delivered the first 5G router solution that’s purpose-built to meet the challenges of moving vehicles, with patented technology to deliver the maximum performance and coverage anytime, anywhere. The MG90 5G tackles the toughest challenges where 5G matters most, enabling high-definition applications like remote triage for paramedics, live video streaming for law enforcement and improved Wi-Fi services for transit riders—all while switching seamlessly from network to network as the vehicles moves.”

5G Performance Purpose-Built for the Most Demanding Applications

The MG90 5G provides a seamless experience without interruption, even for the world’s most demanding applications. Sierra Wireless’ patented cognitive network switching algorithm for multi-network vehicle routing switches between different cellular networks in less than a second, to provide performance-optimized, ultra-low-latency coverage in high-speed moving vehicles. This guarantees the ability to do one or more streams of video anytime, anywhere. Integrated FIPS-VPN ensures data is always secure.

Ashley Burrows, ESN Project Manager, Derbyshire Fire & Rescue Service, said: “Derbyshire Fire & Rescue Service (DFRS) uses Sierra Wireless MG90 routers to transform the cab of an emergency vehicle into a remote office, providing us with the ability to have accurate and timely mission critical data communications remotely available at operational events to mitigate risk to DFRS staff and the communities that we serve. We’re looking forward to the added speed and functionality that 5G will enable.”

Brian Cury, Founder & CEO, EarthCam, said: “EarthCam introduced multi-network 5G options for its entire line of construction and virtual tourism cameras last week based on Sierra Wireless’ best in-class 5G technology. 5G makes it possible to deliver an almost unlimited amount of visual data from the jobsite. It sets the stage for the next generation of solutions to transfer Gigapixel RAW archive files to further the art of cinematic time-lapse. We’re very proud to be able to deliver another breakthrough for our clients who want forward-thinking technology to maximize their investment.”

Alison Brooks, Ph.D., Research Vice President, Smart Cities & Communities - Public Safety, IDC, said: “First responders are looking to deploy 5G to take advantage of the performance and low latency it enables for critical applications, such as higher-definition video streaming and securing video evidence from vehicles in real-time. The mission-critical nature of these applications, combined with the multi-network capabilities needed to ensure always-on connectivity means that these agencies need a purpose-built router, like the Sierra Wireless AirLink MG90 5G, to enable secure sub-second switching between different cellular networks.”

The MG90 5G provides a smooth, simple migration path from prior MG90 devices, using the same form factor, fit and functionality. The AirLink Mobility Manager (AMM), an end-to-end hosted and on-premise management system ensures that no new integration work is required for existing systems, and integrated LMR systems will continue to work seamlessly. AMM now includes API support, certificate management and enables simple 5G network troubleshooting, providing 5G network information, such as network availability and coverage mapping, and supports vehicle tracking, telemetry and asset management applications.

The MG90 5G is rugged and built to last, with MIL-STD-810G conformance to shock, vibration, thermal shock, and humidity, IP64 ingress protection as well as E-Mark vehicle type approval and EN50155 Rail certification. The MG90 5G will be certified on FirstNet™, ESN and other carrier networks as they roll out. For more information about the MG90 5G, visit: https://www.sierrawireless.com/products-and-solutions/routers-gateways/mg90.

Availability

The AirLink MG90 5G is available for trials in December through Sierra Wireless’s authorized channel partners worldwide, with certifications and mass production beginning in Q1 2021. To contact the Sierra Wireless Sales Desk, call +1 877-687-7795 or visit http://www.sierrawireless.com/sales.

Note to editors:

To view and download images of Sierra Wireless products, visit http://www.sierrawireless.com/newsroom/productimages.aspx.

About Sierra Wireless

Sierra Wireless (NASDAQ: SWIR) (TSX: SW) is the leading IoT solutions provider that combines devices, network services and software to unlock value in the connected economy. Companies globally are adopting IoT to improve operational efficiency, create better customer experiences, improve their business models and create new revenue streams. Whether it is an integrated solution to help a business securely connect edge devices to the cloud, or a software/API service to help manage processes associated with billions of connected assets, or a platform to extract real-time data to make the best business decisions, Sierra Wireless will work with you to develop the right industry-specific solution for your next IoT endeavor. Sierra Wireless has more than 1,300 employees globally and operates R&D centers in North America, Europe and Asia. For more information, visit www.sierrawireless.com.

Connect with Sierra Wireless on the IoT Blog at http://www.sierrawireless.com/iot-blog, on Twitter at @SierraWireless, on LinkedIn at http://www.linkedin.com/company/sierra-wireless and on YouTube at http://www.youtube.com/SierraWireless.

“Sierra Wireless” and “AirLink” are trademarks of Sierra Wireless. Other product or service names mentioned herein may be the trademarks of their respective owners.

Contacts

Kim Homeniuk
Sierra Wireless
Media Relations
phone: +1 604 233 8028
pr@sierrawireless.com

David Climie
Sierra Wireless
Investor Relations
phone: +1 604 231 1137
dclimie@sierrawireless.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

	By:	/s/ Samuel Cochrane

Samuel Cochrane, Chief Financial Officer

Date: October 19, 2020